UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May	,	2011
Commission File Number	001-31930
ANOORAQ RESOURCES CORPORATION
(Translation of registrant’s name into English)
Suite 1020, 800 West Pender Street Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Press release, dated May 13, 2011.

2.	Press release, dated May 13, 2011.

Document 1

For immediate release

ANOORAQ ANNOUNCES RESULTS FOR THE PERIOD ENDED March 31, 2011

CHALLENGING FIRST QUARTER FOR ANOORAQ: BOKONI GROUP INITIATES STRATEGIC REVIEW OF ASSETS, AS WELL AS RESTRUCTURING AND REFINANCING

May 13, 2011. Anooraq Resources Corporation (“Anooraq” or the “Company” or, together with its subsidiaries, the “Group”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces its operational and financial results for the three months ended March 31, 2011 (“Q1 2011”). This release should be read with the Company’s unaudited interim financial statements for the three months ended March 31, 2011 and related Management Discussion & Analysis, available at www.anooraqresources.com and filed at SEDAR on www.sedar.com. Currency values are presented in South African rand (“ZAR”), Canadian dollars (“C$”) and United States dollars (“US$”).

Key features

•	Group restructuring and refinancing initiatives under way

•	Management changes:

	o	Harold Motaung appointed as Chief Executive Officer (“CEO”), effective as of April 1, 2011

	o	new senior and technical appointments at Bokoni operations in progress

•	Safety performance improves

	o	no fatalities

	o	lost time injury frequency rate (“LTIFR”) and serious injury frequency rate (“SIFR”) improve

	o	seven shifts lost as a result of safety-related stoppages (10% of production shifts)

•
Production of 22,173 4E ounces for Q1 2011, down by 28% from the previous quarter, largely as a result of safety stoppages, the impact of the slow start-up after the Christmas break, and continued lack of mining flexibility

•	ZAR/US$ exchange rate weakened by 2%, while US$ PGM basket price increased by 4%

•	Revenues declined by 29% quarter-on-quarter

Harold Motaung, President and CEO of Anooraq, commented, “Bokoni has faced both challenges and opportunities in the first quarter which have respectively impacted on our short-term performance, and, in the medium to longer term, should bring their own rewards.

“Anooraq and Anglo Platinum Limited (“APL”) are currently in discussions relating to a strategic review by the Parties of the Bokoni Group assets, capital and financing structures of Bokoni Platinum Holdings (Pty) Limited (“Bokoni” or the “Bokoni Group”), with a view to effecting a restructuring and refinancing transaction. This marks a meaningful step forward in solidifying our partnership with APL and accelerating our refinancing initiatives announced at the time of implementing the Bokoni acquisition in July 2009 when we established the Bokoni Group.

“Whilst corporate restructuring and refinancing initiatives remain important to the Group, our key focus remains addressing the current operational challenges which we face at our mine. To that end additional focus at operational level has been introduced at the Bokoni operations, with an immediate target to achieve the required production levels of safe ounces and to generate net free cash. This will require a multi-faceted approach towards addressing technical or other current challenges, with a strong emphasis on ensuring that all stakeholders at Bokoni are motivated for that purpose.

“The issue of safety and safety-related stoppages has been a focus point and priority during Q1 2011. While the safety-related stoppages that have been imposed by the South African Department of Mineral Resources (“DMR”) have had a negative impact on production – effectively reducing our production shifts for the quarter by 10% – we understand and support the need for a zero tolerance approach to safety risks. A number of interventions have been put in place at Bokoni to address issues of non-compliance with health and safety regulations and to further improve our safety performance. An internal safety auditing programme has been put in place: any transgressions result in an immediate internally-imposed stoppage, and all transgressions must be rectified before mining may continue. Further, all mining personnel are currently receiving retraining on mine standards and safe working procedures.

“Clearly though, the most significant issues facing the Bokoni operations right now are low operating efficiencies and the consequent lack of volume throughput. Critical to this is the much-needed development to create mining flexibility, the lack of which continues to hamper our production output. In addition, we need to improve mining discipline in order to ensure that stoping systems, controls and practices are implemented to the required standards. Bokoni infrastructure and staffing is currently geared for a 120,000 tonnes per month (“tpm”) operation and we need to focus on reaching that consistent level of output in the near future in order to generate positive cash flows and to achieve the required returns from our quality asset base.

“Our plan remains to reach a production rate of 160,000tpm (17,600 4E PGM ounces per month) by 2014. Given the current Group strategic review and our recently reinforced partnership with APL, attention will be focused on optimising our extensive asset base and extracting maximum value for all of our stakeholders.”

Review of operational and financial performance

Safety

No fatalities were recorded during the quarter, and Bokoni’s LTIFR improved by 17% quarter-on-quarter to 1.91 per 200,000 hours worked, continuing its downward trend. Similarly, the SIFR improved by 22% to 1.08 per 200,000 hours worked. Seven shifts were lost as a result of stoppages in terms of section 54 of the South African Mine Health and Safety Act (Act 29 of 1996). Anooraq is determined to address any issues of non-compliance and has introduced an internal safety audit programme as well as supervisory training programme known as Rethusanang. In addition, the Company is currently engaging with the DMR Inspectorate with a view to better understand the DMR’s approach towards safety standards and protocol.

Production

Production during the quarter was below management expectations as the operations faced a number of challenges including:

•	a slow start-up after the 10-day Christmas break (this is a traditional break in South Africa across the mining industry);

•	production stoppages effected by the DMR;

•	ongoing constraints to mining flexibility;

•	lack of mining discipline;

•	lower delivered grade as a result of increased re- and sub-development; and

•	lower recovered grade as a result of low grade UG2 material being milled during the quarter and the UG2 primary crusher at the plant only being commissioned on 20 March 2011.

As a result, Bokoni produced 22,173 4E ounces, a decrease of 28% from the previous quarter, and a decrease of 17% from Q1 2010 (the equivalent period) (4E consists of platinum, palladium, rhodium and gold). The mine concentrator milled 219,991 tonnes, 21% lower than Q4 2010, and 4% lower than the equivalent period in 2010.

The key production parameters for Bokoni for Q1 2011 are:

		Q4 2010	Q1 2011	Variance Q-O-Q	Q1 2010	Variance Q1 11 vs Q1 10
Tonnes delivered	Tonnes	258,033	201,851	(22%)	232,323	(13%)

Total primary development	Metres	2,308	2,302	–	3,140	(27%)
Total re- and sub-development	Metres	1,486	1,846	24%	820	225%
Head grade (delivered)	g/t, 4E*	4.41	4.25	(4%)	4.16	2%
Tonnes milled	Tonnes	278,242	219,991	(21%)	229,344	(4%)
Recovered grade	g/t milled, 4E*	4.17	3.84	(8%)	4.30	(11%)
4E ounces produced*	Ounces	30,776	22,173	(28%)	26,594	(17%)

Metal production was as follows:

Metal		Q4 2010	Q1 2011	Variance Q-O-Q	Q1 2010	Variance Q1 11 vs Q1 10
Platinum	Ounces	17,050	12,136	(29%)	14,258	(15%)
Palladium	Ounces	10,905	7,987	(27%)	9,820	(19%)
Rhodium	Ounces	1,679	1,295	(23%)	1,618	(20%)
Gold	Ounces	1,142	755	(34%)	898	(16%)
Nickel	Tonnes	264	94	(64%)	182	(48%)
Copper	Tonnes	164	153	(7%)	112	37%

Costs

Given that Bokoni’s cost structure comprises largely fixed costs (79%) and that the operations have been staffed and structured to produce at 120,000tpm, the lower level of production had an acute impact on unit operating costs – these increased by 23% quarter-on-quarter, to US$1,672/4E ounces.

Revenue

Revenue from the sale of concentrate for Q1 2011 was $30.7 million (ZAR218.1 million). PGM metal prices (in US$) increased by 6% during Q1 2011 when compared to the fourth quarter of 2010. The ZAR/US$ exchange rate remained relatively flat. The net effect of this was that the ZAR PGM basket price increased by 6% to US$1,457 (ZAR10,210) per ounce during Q1 2011 when compared to Q4 2010.

Profitability

Anooraq reported an operating loss of $19.2 million and a loss before tax of $39.1 million for Q1 2011. The increased operating loss is the result of lower production at Bokoni, and the increased loss before tax is a result of higher finance costs incurred during the period. The net loss (after tax) was $31.4 million or ($0.04) per share (basic and diluted).

Capital expenditure

Total capital expenditure for Q1 2011 was $7.8 million, comprising 34% sustaining capital and 66% project expansion capital.

Group restructuring and refinancing

Subsequent to March 31, 2011, Anooraq and APL (the “Parties”) entered into preliminary discussions surrounding a potential transaction between them. The nature of these discussions surrounds the completion of a strategic review by the Parties of the assets and financing structures of and relating to Bokoni Platinum Holdings (Pty) Limited, with a view to Anooraq effecting a restructuring transaction in respect thereof (the “Anooraq Restructuring”).

In anticipation of the further potential implementation of the Anooraq Restructuring, Anooraq has unwound its interest rate hedge transaction with Standard Chartered Plc (“SCB”) and APL has acquired Anooraq’s senior loan obligations with SCB and Rand Merchant Bank, a division of FirstRand Bank Limited.

The outstanding amount of debt acquired by APL is US$96.4 million (ZAR671 million) and the ultimate treatment and/or terms associated with this debt are currently under review between the Parties within the context of the broader refinancing initiative between them.

Future communication

On completion of the Bokoni Group asset review, Anooraq will provide further guidance on its operating and financial outlook going forward. Given that Anooraq has concurrently issued a cautionary announcement to the market today, pursuant to JSE requirements, it is unable to undertake a conference call at this time. The Company undertakes to update the market as soon as it is in a position to do so.

Shareholders are referred to the Company’s results presentation available on the Company’s website at www.anooraqresources.com.

Queries:

Russell and Associates
Charmane Russell
Office: +27 11 880 3924
Mobile: +27 82 372 5816

Macquarie First South Advisers
Natalie Di-Sante / Melanie de Nysschen / Annerie Britz / Yvette Labuschagne
Office: +27 11 583 2000

Neither the TSX Venture Exchange not its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information
This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group Restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties related to the completion of the Bokoni Group Restructure and refinancing;

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

•
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;

•	operating and technical difficulties in connection with mining development activities;

•
uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;

•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to

	o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

	o	expected effective future tax rates in jurisdictions in which our operations are located;

	o	the protection of the health and safety of mine workers; and

	o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•
changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

•
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and

•
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2010 and other disclosure documents that are available on SEDAR at www.sedar.com.

Document 2

For immediate release

PROPOSED RESTRUCTURING, REFINANCING AND POTENTIAL CORPORATE ACTION

May 13, 2011. Anooraq Resources Corporation (“Anooraq”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) advises shareholders that subsequent to March 31, 2011, Anooraq and Anglo Platinum Limited (“APL”) (the “Parties”) entered into preliminary discussions surrounding a potential transaction between them. The nature of these discussions surrounds the completion of a strategic review by the Parties of the assets and financing structures of and relating to Bokoni Platinum Holdings (Pty) Limited, with a view to Anooraq effecting a restructuring transaction in respect thereof (the “Anooraq Restructuring”).

Prior to the further potential implementation of the Anooraq Restructuring, Anooraq has unwound its interest rate hedge transaction with Standard Chartered Plc (“SCB”), and APL has acquired Anooraq’s senior loan obligations with SCB and Rand Merchant Bank, a division of FirstRand Bank Limited.

The outstanding amount of debt acquired by APL is $96.4 million (ZAR 671 million) and the ultimate treatment and/or terms associated with this debt are currently under review between the Parties within the context of the broader refinancing initiative between them.

In terms of paragraph 3.9 of the Listings Requirements of JSE Limited, shareholders of Anooraq are advised that the Anooraq Restructuring may have a material impact on the price at which the securities of Anooraq are trading.

Johannesburg, 13 May 2011
Issued on behalf of Anooraq Resources Corporation

On behalf of Anooraq

Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Advisers
Natalie Di-Sante/ Annerie Britz/ Yvette Labuschagne/ Melanie de Nysschen
Office: +27 11 583 2000

Neither the TSX Venture Exchange not its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.    The NYSE Amex has neither approved nor disapproved the contents of this press release.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission at www.sec.gov and home jurisdiction filings that are available at www.sedar.com. The Company's Annual Report on Form 40-F, which includes its audited financial statements for the fiscal year ended December 31, 2010, was filed with the Securities and Exchange Commission on March 23, 2011 and is available at www.sec.gov. Shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION
(Registrant)
Date:	May 13, 2011	By:	/s/ De Wet Schutte
			Name:	De Wet Schutte
			Title:	Chief Financial Officer